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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Artesyn Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    043127109
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                                 (CUSIP Number)

                                     May Luk
              c/o ABN Amro Management Services (Hong Kong) Limited
                        18/F Lincoln House, Taikoo Place
                                 979 King's Road
                              Quarry Bay, Hong Kong
                       Telephone number: 011-852-2700-6618

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 15, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 2 OF 12 PAGES
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1        Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
         Person

         Finestar International Limited

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2        Check the Appropriate Box if a Member of a Group
         (a)   [_]
         (b)   [X]

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3        SEC Use Only

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4        Source of Funds                                               AF

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5        Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                   [  ]

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6        Citizenship or Place of Organization

         The British Virgin Islands

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NUMBER OF                  7       Sole Voting Power     6,095,454*
SHARES
                                   ---------------------------------------------
BENEFICIALLY               8       Shared Voting Power
OWNED BY
                                   ---------------------------------------------
EACH                       9       Sole Dispositive Power     6,095,454*
REPORTING
                                   ---------------------------------------------
PERSON                     10      Shared Dispositive Power
WITH

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11       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                  6,095,454*

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12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                        [  ]

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13       Percent of Class Represented by Amount in Row (11)            13.7%

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14       Type of Reporting Person                                      CO

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*Finestar International Limited purchased a convertible note and a warrant to acquire Common Stock of Artesyn Technologies, Inc. Issuance and voting of the shares are, in part, subject to certain Nasdaq National Market and/or regulatory restrictions. Mr. Bruce Cheng is the sole director and member of Finestar International Limited.

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 3 OF 12 PAGES
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1        Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
         Person

         Bruce Cheng

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2        Check the Appropriate Box if a Member of a Group
         (a)   [_]
         (b)   [X]

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3        SEC Use Only

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4        Source of Funds                                               PF

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5        Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                   [  ]

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6        Citizenship or Place of Organization

         Taiwan, R.O.C.

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NUMBER OF                  7       Sole Voting Power     6,095,454*
SHARES
                                   ---------------------------------------------
BENEFICIALLY               8       Shared Voting Power
OWNED BY
                                   ---------------------------------------------
EACH                       9       Sole Dispositive Power     6,095,454*
REPORTING
                                   ---------------------------------------------
PERSON                     10      Shared Dispositive Power
WITH

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       6,095,454*

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                        [  ]

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13       Percent of Class Represented by Amount in Row (11)            13.7%

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14       Type of Reporting Person                                      IN

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*Finestar International Limited purchased a convertible note and a warrant to acquire Common Stock of Artesyn Technologies, Inc. Issuance and voting of the shares are, in part, subject to certain Nasdaq National Market and/or regulatory restrictions. Mr. Bruce Cheng is the sole director and member of Finestar International Limited.

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 4 OF 12 PAGES
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1        Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
         Person

         Delta Electronics, Inc.*

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2        Check the Appropriate Box if a Member of a Group
         (a)   [_]
         (b)   [X]

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3        SEC Use Only

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4        Source of Funds

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5        Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                   [  ]

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6        Citizenship or Place of Organization

         Taiwan, R.O.C.

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NUMBER OF                  7       Sole Voting Power
SHARES
                                   ---------------------------------------------
BENEFICIALLY               8       Shared Voting Power
OWNED BY
                                   ---------------------------------------------
EACH                       9       Sole Dispositive Power
REPORTING
                                   ---------------------------------------------
PERSON                     10      Shared Dispositive Power
WITH

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting
         Person

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                        [  ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

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14       Type of Reporting Person                                      CO

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*The filing of this statement by Delta Electronics, Inc. shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                           PAGE 5 OF 12 PAGES
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Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the "Common Stock") of Artesyn Technologies, Inc. (the "Issuer"), a Florida corporation, with its principal executive offices located at 7900 Glades Road, Suite 500, Boca Raton, Florida 33434.

Item 2.  Identity and Background.

         This statement is being filed on behalf of Finestar International Limited ("Finestar"), a British Virgin Islands corporation.

         The principal office and business address of Finestar is c/o ABN Amro Management Services (Hong Kong) Limited, 18/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

         Mr. Bruce Cheng is the sole director and member of Finestar. Mr. Cheng established Finestar on March 23, 2001. Other than holding the securities of the Issuer, Finestar is not presently engaged in any business. Mr. Cheng is the founder, chief executive officer and chairman of Delta Electronics, Inc. ("Delta Electronics"), a Taiwanese corporation that is a leading global power supply, electronic component and video display manufacturer. The principal office and business address of Delta Electronics is 186 Ruey Kuang Road, Neihu, Taipei 114, Taiwan, R.O.C. For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of Delta Electronics, reference is made to Schedule I annexed hereto and incorporated herein by reference.

         During the last five years, neither Finestar, nor Mr. Cheng, nor Delta Electronics have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other consideration.

         The aggregate purchase price for the 3% Convertible Note, for a principal amount of $50,000,000, due January 15, 2007 (the "Note") of the Issuer and the Warrant to acquire 1,550,000 shares of the Issuer's Common Stock (the "Warrant") purchased by Finestar was $50,000,000. Mr. Cheng capitalized Finestar with $50,000,000 from his personal funds.

Item 4.  Purpose of Transaction.

         Except as set forth herein, Finestar has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 6 OF 12 PAGES
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of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument's corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

     The Note, the Warrant, and the Common Stock underlying the Note and the Warrant are transferable among Finestar, Mr. Cheng, Delta Electronics and their respective direct or indirect affiliates (collectively, the "Finestar Affiliates"), and Finestar may transfer some or all of its rights under its agreements with the Issuer, including the rights described herein, to any Finestar Affiliate.

     Pursuant to a standstill agreement between the Issuer and Finestar, Finestar and the Finestar Affiliates, with a number of exceptions, may not purchase or make a tender offer, exchange or other offer for additional securities of the Issuer without the consent of the Board of Directors of the Issuer.

     Pursuant to a right of first negotiation in favor of Finestar (including any Finestar Affiliates to whom this right is transferred), in the event that the management or the board of directors of the Issuer: (i) receives a proposal, oral, written or otherwise, that contemplates (A) a merger, consolidation or other business combination (whether or not the Issuer is the survivor) pursuant to which the Issuer's shareholders immediately prior to the effective date of such transaction would have beneficial ownership of less than fifty percent (50%) of the total combined voting power for election of directors of the surviving corporation immediately following such transaction, (B) the sale of all or substantially all of the Issuer's assets on a consolidated basis or (C) the sale or other disposition of the Issuer's power supply business or all or substantially all, or any material portion of, the assets, property or products thereof; or (ii) takes any action or determines to take action in furtherance of the Issuer's initiation of (including inducing a third party to initiate) (A) the sale of fifteen percent (15%) or more of the Issuer's total voting power (subject to certain exceptions), (B) the sale of all or substantially all of the Issuer's assets on a consolidated basis or (C) the sale of or other disposition of the Issuer's power supply business or all or substantially all, or any material portion of, the assets, property or products thereof, the Issuer will consider Finestar as the first potential acquiror or purchaser of such interest or assets, and in any case it will not, until June 15, 2002, vote to initiate or effect any such sale with anyone other than Finestar or a Finestar Affiliate. Finestar's rights (including the rights of any Finestar Affiliates to whom this right is transferred) and the Issuer's obligations under this right of first negotiation are described more fully in Article IX of the Securities Purchase Agreement, by and between the Issuer and Finestar, attached as Exhibit 1 hereto.

     Mr. Cheng and the Issuer have been exploring various approaches to form a strategic alliance between Delta Electronics and the Issuer. Mr. Cheng and the Issuer anticipate that Delta Electronics and the Issuer may enter into a number of initiatives, which could include joint sales and marketing arrangements,

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 7 OF 12 PAGES
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cross-licensing agreements and collaborations on advanced research projects and other initiatives. Subject to the restrictions contained in the agreements entered into between Finestar and the Issuer, which restrictions may be waived by the Issuer, Finestar or the Finestar Affiliates may acquire, or negotiate or enter into agreements with the Issuer or others to acquire, additional equity or other interests in the Issuer, including pursuant to the right of first negotiation.

Item 5. Interest in Securities of the Issuer.

     Finestar purchased the Note and the Warrant on January 15, 2002. The Note is initially convertible into that number of shares of Common Stock of the Issuer equal to the principal of the Note divided by $11.00 (the "Conversion Price"). The Warrant is exercisable for 1,550,000 shares of Common Stock of the Issuer at an exercise price of $11.50 per share (the "Exercise Price"). The Conversion Price and the Exercise Price may be adjusted for some issuances by the Issuer of Common Stock or Common Stock equivalents at less than the Conversion Price or the Exercise Price per share, as the case may be.

     In addition, the number of shares of Common Stock issuable upon conversion of the Note or exercise of the Warrant may be limited if the issuance of the shares would violate the rules of the Nasdaq National Market or if necessary antitrust clearances have not been obtained.

     If necessary clearances under the Hart Scott Rodino Antitrust Improvements Act of 1976 ("HSR") have not been obtained prior to the conversion of the Note or exercise of the Warrant, any shares of Common Stock in excess of that number which can be issued to Finestar without HSR approval will be subject to voting restrictions. In addition, with respect to the Note only, if any necessary HSR approval is not obtained within 45 days after the required HSR filing, Finestar may, under certain circumstances, request that the Issuer repurchase such excess shares for a cash amount equal to the then current market price of the Issuer's Common Stock multiplied by the number of shares that cannot be issued with full rights vested in Finestar due to the lack of HSR approval.

     If necessary shareholder approval or consents have not been obtained under the Nasdaq National Market rules to issue all shares issuable under the Note and Warrant at the time of the applicable issuance, then the Issuer shall pay Finestar in cash an amount equal to the number of shares of Issuer Common Stock which may not be issued as the result of the lack of such necessary shareholder approval or consent multiplied by the fair market value of the Common Stock on the date Issuer receives a request for conversion of the Note or exercise of the Warrant.

     As of January 11, 2002, there were 38,428,179 shares of Common Stock of the Issuer outstanding. Based on that information, Finestar beneficially owned, in the aggregate, approximately 13.7% of the issued and outstanding shares of Common Stock as of January 15, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information contained in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 8 OF 12 PAGES
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Item 7.  Material to Be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

                1. Securities Purchase Agreement, dated January 14, 2002,
                   between the Issuer and Finestar International Limited.

                2. 3.0% Convertible Note, dated January 15, 2002, issued by the
                   Issuer.

                3. Warrant, dated January 15, 2002, issued by the Issuer.

                4. Registration Rights Agreement, dated January 15, 2002,
                   between the Issuer and Finestar International Limited.

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                          PAGE 9 OF 12 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002                                Finestar International Limited


                                                By: /s/ Bruce Cheng
                                                Name: Bruce Cheng
                                                Title:  Director

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                         PAGE 10 OF 12 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002


                                                  By: /s/ Bruce Cheng
                                                  Name:  Bruce Cheng

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                         PAGE 11 OF 12 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002                    Delta Electronics, Inc.


                                    By: /s/ Bruce Cheng
                                    Name:  Bruce Cheng
                                    Title: Chairman and Chief Executive Officer

                                  SCHEDULE 13D

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CUSIP NO. 043127109                                         PAGE 12 OF 12 PAGES
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Schedule I - Information with respect to the Executive Officers and Directors of
Delta Electronics, Inc.

The following sets forth as to each of the executive officers and directors of Delta Electronics, Inc.: his name, his business address, his present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and his citizenship. Unless otherwise specified, the business address of each such individual is Delta Electronics, Inc., 186 Ruey Kuang Road, Neihu, Taipei 114, Taiwan, R.O.C., and the country of citizenship of each such individual is Taiwan, R.O.C. Unless otherwise specified, the principal employer of each such individual is Delta Electronics, Inc., the business address of which is 186 Ruey Kuang Road, Neihu, Taipei 114, Taiwan, R.O.C., and the principal business of which is manufacturing power supplies, electronic components and video displays. To the knowledge of Delta Electronics, Inc., during the last five years, no such person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and except for Mr. Bruce Cheng, no such individual has any beneficial ownership or interest in the securities of the Issuer, nor any contracts, arrangements, understanding or relationships regarding such securities.

Bruce C.H. Cheng
Chairman and Chief Executive Officer

Kong Meng Ng
Director and President
Malaysian citizen

Tzu-Shing Ko
Director

Rong-Yuan Hsu
Director

Ping Cheng
Director